

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

February 9, 2018

<u>Via E-mail</u>
Mr. Mark Learmonth
Chief Financial Officer
Caledonia Mining Corporation Plc
3rd Floor, Weighbridge House
Weighbridge, St Helier
Jersey, Channel Islands, JE2 3NF

> **Re: Caledonia Mining Corporation Plc**
> **Form 20-F for the Year Ended December 31, 2016**
> **Filed March 30, 2017**
> **File No. 000-13345**

Dear Mr. Learmonth:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and
Mining